07022252

82 - 35034

Office of International Finance
Division of Corporate Finance
Securities and Exchange commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

March 28, 2007

SUPPL

SEC file no. 82-35034 – filing according to Rule 12g3-2b.

Attached please find documents furnished on behalf of GN Store Nord A/S pursuant to Rule 12g3-2b.

Yours sincerely,

GN Store Nord A/S

B

dw 4/6

GN

82 - 35034

March 21, 2007

ANNOUNCEMENT NO: 10

GN Store Nord's AGM 2007 – the Chairman's Report

Please find enclosed the Chairman's Report submitted to the GN Store Nord Annual General Meeting held on March 21, 2007.

For further information, please contact:

Toon Bouten
President & CEO

GN Store Nord A/S
Tel.: +45 45 75 00 00

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 45 75 00 00

Chairman's report, GN Store Nord Annual General Meeting, March 21, 2007

Introduction

2006 was a year of major change for GN Store Nord. To summarize in just a few words, first of all we created a basis for distributing DKK 12.4 billion to our shareholders. Second, we began a new chapter in GN's long history with a completely focused business and a position as the world's leading manufacturer of headsets, facing an exciting future on high-growth markets.

Obviously, the biggest event of the year was the sale of our hearing instrument business, GN ReSound, for DKK 15.5 billion. We signed the sales agreement in October and hope that the transaction will soon complete its long journey through the competition authorities in a number of countries. The final stop is the German "Kartelamt" and we expect to get an answer from them before long. But let's take a minute to look back on how and why this sale came to be.

Six years ago, we had GN Danavox, an excellent but much too small hearing instrument business in need of critical mass. To resolve the situation, we began to consolidate the industry, buying four businesses for a total of DKK 6 billion within a short time span. In 2005, we made a fifth acquisition, German-based INTERTON. Our consolidation efforts were successful and helped to raise the margins of the business substantially, but during the process the hearing instrument industry changed.

What happened? Well, at last year's AGM, I mentioned the areas in which the dynamics of the hearing instrument market had changed and will continue to change. The product lifetime of a hearing instrument has been shortened by more than 50%, resulting in a constant demand for increasingly frequent and faster product launches in all price categories. The record number of eleven new hearing instruments GN launched last year is a good illustration of this new situation. As the market continually grows more and more competitive, industry players must constantly invest more and more in product development, marketing and sales if they wish to remain competitive and profitable.

All this points to additional industry consolidation, so your Board decided to investigate what would best serve the interests of GN's shareholders. Would GN as an independent business be able to create sufficient growth in its hearing instrument operations? Or

should we take part in the industry consolidation trend? And if the answer to the second question was yes, what role should we play?

Those were the questions the Board's review was intended to answer. As I said, the starting point for the review was the assumption that GN ReSound would have to grow to the necessary size, so we had to acknowledge one problem: GN ReSound was not growing at the desired pace. Other businesses in the industry were and still are a lot better at creating growth, and that raised a number of questions regarding the future ownership of GN ReSound.

When we received indications from a number of investors as to how much they would be willing to pay for GN ReSound, there was no longer any doubt. The best solution would be to sell GN ReSound and the audiologic diagnostics business and thus contribute to the necessary industry consolidation. The Board is convinced that the DKK 15.5 billion selling price provides a much greater return to our shareholders than what we would realistically be able to generate by owning and operating the business operations ourselves. The selling price was better than we and many others had imagined it would be, and, in fact, any parameter we looked at indicated that a sale to Phonak would be the best solution. We got the highest price in a process that had several competing bidders. We helped create the world's largest hearing instrument manufacturer. And in Phonak, we found a fine new owner that will carry on the best of GN ReSound and GN Otometrics.

I think we can all be pleased that GN bought five businesses for DKK 6 billion and developed them, so a few years later they could be resold for DKK 15.5 billion. That is quite simply good business.

The Headsets Business

After the sale, we can now concentrate entirely on our promising headsets business. GN holds a strong position on the global headsets markets, and market growth forecasts are encouraging, so overall, we have a good hand to play.

But before we look forward, let me just comment on our 2006 performance: to be frank, it was not good. Our headsets business failed to meet the targets we set before the beginning of the year.

Our headset revenue fell by more than DKK 100 million to DKK 3.4 billion, due to weaker sales of mobile headsets and the fact that we had trouble with our US sales channel Hello Direct.

Hello Direct's problems had a severe impact on our earnings. As we explained after the second and third quarters, we had to take substantial writedowns as a result of Hello Direct's try'n'buy campaigns, and unfortunately that left a distinct mark on our operating profit.

EBITA was a loss of DKK 120 million. When adjusted for non-recurring items, i.e. the writedowns related to the Hello Direct campaigns, inventory writedowns and severance payments, we had an operating profit of DKK 70 million.

In spite of the poor numbers, we certainly also had some bright spots. We generated improvements all through the year on the most attractive CC&O markets, especially in Europe. On the low-penetration office market, in particular, we are seeing more and more demand for wireless products. Earnings from the sale of headsets for offices and contact centers were in line with our 2005 performance. A second bright spot was that our fourth-quarter performance was fully in line with expectations after we had isolated our problems in the second and third quarters.

A third bright spot was innovation. Our revenue is driven very much by our ability to launch new products, and the ability to innovate has always been an extremely strong driving force at GN. Our 200 people working on development in Denmark and in China are busy. Last year, GN launched 20 new headsets, which won a total of more than 30 awards and other kinds of recognition. As much as 60% of our revenue is from products that have been on the market for less than two years. In mobile headsets, the corresponding rate is as high as 90%.

This powerful driving force of technology innovation will be our bread and butter as a dedicated headset manufacturer. However, we must become better at bringing the products to market, and we must do it in a more efficient and profitable way. I will get back to that shortly.

First, let me finish with the accounts for 2006. I have already mentioned a couple of key financial items: our revenue and EBITA. Overall, our continuing operations in the headsets

GN Store Nord A/S
Lautrupbjerg 7
P.O. Box 99
DK-2750 Ballerup
Tel.: +45 45 75 00 00
Fax: +45 45 75 00 09
www.gn.com
info@gn.com
Co. Reg. No. 24257843

and Telegraph Company businesses generated a DKK 55 million loss. Fortunately, that loss was offset by DKK 403 million in income from what we call discontinuing operations, which consists mainly of hearing instruments and audiologic diagnostics equipment.

This produced a profit for GN of DKK 348 million. The profit from the sale of GN ReSound is not included in that figure because it won't be recognized until the transaction has been finalized.

GN has no share option plans or incentive programs for its Supervisory Board, and we receive no bonus for the multibillion-kroner sale of GN ReSound. Nor should we. But we should be paid for time spent, and as you can imagine, quite a number of hours went into the process before and during the sale of GN ReSound. The Board met 17 times, as compared to the standard of six annual meetings. Furthermore, as Chairman, I was also otherwise deeply involved in the process, as were several of my Board colleagues. Members of the Supervisory Board will receive the usual remuneration for 2006. At this point, I would also like to tell you the Board intends to propose to the next annual general meeting that all Board members be paid extra remuneration as compensation for the many meetings and the many hours they devoted to the strategic process that concluded with the sale of GN ReSound. The extra remuneration will not be paid until the sale of GN ReSound has been finalized, i.e. later this year.

At that general meeting, the Board will recommend that the Chairman receive an amount equal to twice the ordinary remuneration for the extra work related to the sale. The Deputy Chairman and the other Board members would receive an amount equal to their ordinary remuneration. But let's finalize the sale of GN ReSound first. We've given plenty of notice.

The Supervisory Board recommends that no dividends be paid in respect of the financial year. The reason is that, at the extraordinary general meeting held in January, our shareholders authorized the Board to reduce share capital by a nominal value of just over DKK 625 million as soon as possible after the sale of GN ReSound has been finalized. We will reduce the share capital by lowering the nominal value of each GN share from DKK 4 to DKK 1, and that way we will return DK 12.4 billion to the shareholders. I would like to repeat that this will take place as soon as possible after the sale is finalized. That was in fact the reason why we held the extraordinary general meeting: so we can be ready to distribute the money as soon as possible.

That way, most of the proceeds from the sale of GN ReSound will be returned to the shareholders, and it will probably be one of the biggest single distributions ever seen from a Danish company. But that is not all. Once we know the final proceeds from the sale of GN Resound, we will also be able to buy back shares to the extent that GN will have sufficient capital to redeem its debt and, in popular terms, have DKK 1 billion left in its pocket.

The Board and the Executive believe that DKK 1 billion is an appropriate amount for GN to have as working capital going forward. DKK 1 billion provides sufficient flexibility and sufficient strength to meet the challenges that lie ahead, and it removes any doubts our key customers and business partners may have with respect to GN's financial strength in relation to long-term agreements and alliances, for example. Should our cash funds exceed the DKK 1 billion mark, the Board will see to it that any excess capital is returned to the shareholders as quickly as possible. Most likely, this will be effected through share buybacks, because from a tax aspect, that is the best way for many of our owners to take home funds from their investments.

Speaking of buybacks, allow me to mention that GN also bought back shares for DKK 400 million in 2006. And at the extraordinary general meeting in January, our shareholders resolved to write down the share capital by a nominal amount of DKK 21.6 million, corresponding to the 5.4 million shares we bought during the process. The share capital will be written down after a three-month claims filing period.

Donation to the GN Store Nord Foundation

For today's meeting, the Supervisory Board proposed that GN make a DKK 50 million donation to the GN Store Nord Foundation. The proposal was subject to the sale of GN ReSound being finalized.

If you will allow me to be philosophical for a minute, we made the proposal because we wanted to help ensure that Denmark as a nation can continue to produce technology innovation, which is of course something that has been vital to our business throughout GN's history. The objects of the Foundation are to support scientific, technical, national, non-profit and humane purposes and the return on DKK 50 million in tied-up funds would put the Foundation in a position to really increase its support to causes that benefit our society. That way, GN would be able to give something back to the society GN is a part of, in particular to the field of engineering. However, we've received a number of reactions

from shareholders who did not support the idea, so the Supervisory Board has withdrawn the proposal.

GN's Strategy Going Forward

As I have already said a few times, GN has a rich tradition for creating products featuring innovative technology, the blockbusters of tomorrow. Given the substantial growth generated by the headsets business in recent years, we have not been able to sufficiently adapt our processes and structures so they provide optimum support for GN in its position as technology leader. As a result, products that should have been blockbusters were not brought to market in the right way.

We can see that from our results last year, and we are currently working hard to remedy the situation.

As a dedicated headsets business, we need to bring in new skills. In appointing Toon Bouten as our new CEO, we have attracted an international capacity to GN: an experienced executive with in-depth knowledge of the global consumer electronics markets and a dynamic leader with the drive we need to expand GN's leading position.

I will introduce Toon Bouten to you in a minute, but first let me turn to our Supervisory Board. The membership of the Board should, of course, also reflect the fact that GN is changing its profile and becoming a dedicated consumer electronics business. The Board has defined the profiles that GN needs on its Supervisory Board in the future, and we have presented those profiles to an executive search firm asking them to look for candidates abroad as well. As a result, we are recommending three candidates with international experience who have a great deal to contribute to our business.

René Svendsen-Tune is CEO of Teleca, a world-leading listed consulting company with more than 3,500 employees in 17 countries. He possesses an extensive understanding of global key account sales and marketing organizations selling to telecoms operators as well as unique insight into mobile handset technologies from the active role he played in the successful globalization of Nokia.

Bill Hoover is an American, but lives in Denmark. He is Director at McKinsey & Company's Scandinavian office. Over the years, his clients have included a leading global telecom equipment vendor, and he has a long track record in leading large-scale

transformation and optimization projects at a global level. In particular, he has in-depth understanding of China and Asia and a lot of experience in supply chain and operations in consumer electronics and technology.

Mike van der Wallen is Dutch and managing director of IM: Inspiring Management, a company that provides executive coaching services to the leadership of multinational companies. He also has a background in the industry to which we sell our headsets, the mobile phone industry. He is a former corporate vice president of Sony-Ericsson and was one of the key forces in forming the joint venture between Ericsson and Sony. He also has a lot to offer in terms of international consumer electronics marketing and product life cycle management skills.

I am certain that the shareholders represented at today's meeting can see the road we intend to take by proposing these candidates for the Board. They will bring strong international skills to GN in terms of consumer electronics, marketing of technology products, supply chain, product life cycle management and, last but not least, restructuring and optimizing skills. These are all core skills that are consistent with the most important focal areas that we at GN have defined as part of implementing our new strategy plan.

Three new people to replace three who are leaving us. I would like to thank the Board members who are resigning today for their work and dedication towards GN. As deputy chairman, Finn Junge-Jensen has made an important contribution, and Asger Domino and Per Harkjær have also put in a lot of work on the Board. Thank you all very much. If the proposed candidates are elected, I can tell you that the Board intends to appoint me as Chairman and Lise Kingo, executive vice president of Novo Nordisk, as Deputy Chairman.

And speaking of our management team, our former CEO Jørn Kildegaard announced last year, as you already know, that if GN ReSound was to be sold, he would want to resign from his position because it would signify a material change to the nature of his job. I would like to thank Jørn for the huge amount of work he put into his 13 years with GN. Also, I would like to thank Jesper Mailind of GN ReSound, who resigned from GN's Executive Management in October. He deserves a great deal of credit for his work to create the business we recently sold for DKK 15.5 billion. Jesper remains in charge of that business.

GN's new Executive Management consists of Toon Bouten and executive vice president Jens Due Olsen.

Toon Bouten is a new face to you, so let me first introduce him. You'll meet him in just a few minutes. He is 48 years old and was previously executive vice president of Philips Consumer Electronics in charge of the Consumer Electronics division for the EMEA region. This division represents a large proportion of Philips' Consumer Electronics operations and generates EUR 10 billion in revenue. In appointing Toon Bouten, the Supervisory Board took into account the noteworthy results he has achieved in international groups focusing on consumer electronics and technology, as well as his experience as a CEO of listed companies. The Supervisory Board also believes that his management style and dynamism will be a great asset to GN.

And let us now turn to GN's strategy for the future.

We want the strategy to help us find the best way to capitalize on GN's traditional strengths combined with the sharp and focused approach on customers and operations that Toon Bouten brings to GN. We aim to use our technological expertise to produce blockbuster products fast and efficiently. In other words, to turn it into what is the guiding principle to the Supervisory Board: creating value for our shareholders.

I've now worked closely together with Toon Bouten for five months, and during that period, I have been confirmed in my belief that the Supervisory Board made the right choice when we decided to look to the south to find a new CEO. Toon Bouten is the right person to be in charge of the changes GN will be going through.

Toon Bouten will now review GN's future strategy with you. He understands Danish, but doesn't speak it well enough yet, so he will address you in English. As an additional help, we placed a Danish translation of his speech on your seats before the meeting began today. The floor is yours, Toon.

Thank you, Mogens Hugo.

Ladies and gentlemen.

GN is an exiting company operating in a fast and very dynamic market. It is a pleasure and a great honor for me to have the opportunity to take GN to the next level. GN holds a great position as the world leading headset company.

During my first few months with GN, I visited most of the GN organizations across the world and I have spoken to many of our employees and to our main customers. We have great expertise and talent in our organization, which gives us a strong foundation for a successful future.

I am very pleased to give you a brief outline of what we envisage will be the way forward for GN Store Nord.

GN operates in the headset market for contact centers, offices and Bluetooth mobile phones. A three-year forecast for this very dynamic market calls for strong overall growth to an estimated DKK 24 billion in 2010.

GN is strongly positioned in this market and holds a global share of approximately 35% of the contact center and office (CC&O) business and a 25% share of the Bluetooth mobile phone headsets business. We are more than twice as large as the number two player in the latter dynamic market.

We have to make sure that we continue to leverage this strongly growing market in a profitable way and that we expand our leading position.

GN has a very good track record in the CC&O and mobile businesses. The disappointing results for 2006 should not paralyze GN, but it is a wake-up call reminding us that we have to make a number of changes in order to get back on track towards profitable growth.

We have a great company with strong skills in R&D, sales and marketing, with the well established Jabra brand and with a strong distribution network in more than 70 countries. Our customers have great respect for our products and services and we need to leverage this.

However, we also need to be realistic and the feedback we get from our customers and from our own analyses tells us that there are a number of challenges we need to overcome. We need a stronger business and market focus in our organization. Our

activities need to become world-class in terms of operational excellence and we need to achieve higher productivity throughout our organization.

We need to build a sustainable future for GN with the goal of extending our lead in the fast-growing headset market, not only in terms of market share, but especially also in terms of our skills sets, technology and leadership recognition. This, of course, is only relevant if we ensure competitive profitability and an attractive return on capital employed.

The focus for this year – 2007 – is entirely on reengineering and restructuring the business to build a scalable model. We need to solve the main challenges so that we enable GN to build up a sustainable business.

Our three focus areas are:

1. building a market-oriented organization with a strong P&L focus and simple processes.
2. Build world-class operational excellence in all aspects of the business, but especially in the supply chain.
3. Increase the productivity of our organization in order to increase profitability, efficiency and effectiveness.

Execution is the key success factor. In the fourth quarter of this year and throughout 2008 we will then be able to accelerate the business to profitable growth, and once this is on track we can look at new attractive products and/or market segments.

GN needs to become more market-oriented. For this reason, we have set up four business streams: Contact Center, Office, Premier Mobile and Mainstream Mobile. Each business stream focuses on a specific product/market combination with a distinct financial model and with full P&L responsibility.

Already in December of last year, we introduced this new structure together with a new flat management structure to obtain a more operationally focused management team with greater transparency towards the business. This enables GN to have the fast decision-making processes needed to operate in the great dynamics of the volume electronics industry.

Let me take you briefly through the four business streams:

1. The Contact Center business is growing by only 2-4% annually with very high mid-20% profit margins. This market is served by tens of thousands of small value-added resellers and thus has high entry barriers.

2. The Office business is growing fast in value terms, by 10-20%, and has good profitability in the mid-teen percentages. The top-end enterprise office market is led by companies like Cisco, Avaya, Nortel, etc. Today, this market primarily consists of proprietary IP telephony solutions – and high engineering skills are needed to guarantee interoperability. The bottom end of the office headset market is changing very fast from a distribution and technology perspective. Therefore, this market is growing even faster, but with lower profit margins.

3. The Premier Mobile market is currently growing by 30%, but profit margins are only in the mid-single digits due to high development and marketing cost. However, this business is also leveraged in the Office and the Mainstream Mobile businesses.

4. The Mainstream Mobile business covers the fastest growing market – currently up to 40%. This business includes both the entry-level Jabra business as well as our OEM business. Profit margins are only a few percent, but like in the consumer electronics and the PC industries we need to work towards zero or negative working capital. Achieving that in this business would give us an almost unlimited return on invested capital.

The major improvement in operational excellence needs to be achieved in the global supply chain. Today, GN outsources 85% of its production, but in the future, we will go for a full outsourcing model.

Also, the number of suppliers will be reduced by 60% to one main partner and a few subcontractors. The main partner will not just handle much of our manufacturing, they will also manage the physical distribution and the postponement centers. The effect of this will be a substantial reduction in our working capital due to lower inventories, a major cost reduction, less obsolescence cost and better customer service levels. Also, the cost base in GN will be more variable and hence scalable, both up and down, which will reduce the risk of major losses even if revenues decline after a period with high activity.

As the last of our focus areas, GN will improve productivity in all operations. We need to increase our sales/revenue ratios.

1. Our headcount will be reduced by 40% over the coming 18 months from 1800 to fewer than 1100. Most redundancies will be made in China, in the supply chain.

2. We need to generate more sales relative to the number of products we have and relative to our R&D investments. To achieve that, we will go for platform development and shorter development cycles.

3. The number of suppliers will be reduced by 60% and the contract with the main supplier will be in place before the end of the next quarter, enabling us to have the postponement center for EMEA up and running in August this year.

4. Our recently installed global key account management organization will have a greater focus on our large key customers.

5. Due to a major reduction in working capital and operating expenses, our sales ratios will improve dramatically. As early as in the fourth quarter of last year we were able to lower our working capital by 30%.

By executing the reengineering process in 2007 and starting to accelerate our sales at the end of this year and throughout 2008 we can look at new business areas from 2009 onwards. In this scenario, I am confident that GN has a bright future.

Thank you for your attention.

Thank you, Toon.

We must take good care of the key individuals and management staff we need in order to develop GN and make our company a success. For that reason, the Board is asking for an authorization to issue share options for a nominal value of DKK 6 million over the next 12 months. I'm going to give you more details on this proposal when we get to that item on the agenda.

2007 will be a year of change for GN, or perhaps rather the beginning of a new era. On the one hand, we will work to complete the separation of our hearing instrument business and finalize the sale to Phonak. On the other hand, we will also be implementing the plan Toon Bouten just explained to you.

On the financial side, we expect that revenue from our continuing operations will improve by about 10% to around DKK 3.7 billion, driven by double-digit growth in mobile headsets and headsets for offices and contact centers.

We project operating profit, EBITA, of DKK 150-175 million net of non-recurring items, as compared with DKK 70 million last year, also net of non-recurring items. To this should be added costs of DKK 50-100 million for restructuring the business and positioning it for profitable growth.

Until the sale is finalized – which is expected to happen halfway though the year – we expect the discontinuing operations in GN ReSound and GN Otometrics to contribute DKK 150-200 million, and when the sale is finalized we will be able to recognize a profit of at least DKK 10 billion, as already mentioned.

That was a short version of how we expect 2007 to unfold. Let me emphasize once again that 2007 will be a year of change and a great many initiatives that may have a temporary impact on our earnings, but which in the long-term will contribute to improvements in GN. We expect to finish restructuring the company by the end of the year, and as you can see, we expect to at least double our earnings to DKK 150-175 million before non-recurring items, in spite of the changes to be made. When the year is over, we very much expect to be approaching 2008 as a year of stronger earnings growth with better earnings margins.

Thank you for your attention, and let me also thank the company's employees for the considerable readiness to change they have shown during the past year.

GN

82 - 35034

March 21, 2007

ANNOUNCEMENT NO: 11

Annual General Meeting 2007 – GN Store Nord A/S

As announced earlier, GN Store Nord held its Annual General Meeting (AGM) today.

The Chairman's Report was adopted and both the Annual Report and the Supervisory Board's recommendation that dividends not be distributed were approved.

In addition, the resolution proposed by the Supervisory Board for an authorization to let the Company acquire own share capital was approved. The resolutions proposed by the Supervisory Board to amend the articles of association were approved. The amendments to the articles of association concern share options and shares to be issued to employees, a share capital reduction by a nominal value of DKK 625,080,789, appointing a new registrar and introducing electronic communication. However, the proposal to introduce electronic communication was changed to the effect that the existing provision under which notice in writing is submitted to every registered shareholder of the Company who has so requested was maintained.

The resolution proposed by the Supervisory Board to make a donation of DKK 50 million to the GN Store Nord Foundation was withdrawn.

The nominated candidates for the Supervisory Board Mogens Hugo Jørgensen, Jørgen Bardenfleth and Lise Kingo were re-elected by the AGM. René Svendsen-Tune, William E. Hoover, Jr. and Mike R. van der Wallen were elected as new board members.

KPMG C.Jespersen was re-appointed as the Company's auditor.

At the following constituting board meeting Mogens Hugo Jørgensen was elected Chairman and Lise Kingo was elected Deputy Chairman.

Please refer to the agenda on pages 2-4.

For further information, please contact:

Toon Bouten
President & CEO

GN Store Nord A/S
Tel.: +45 45 75 00 00

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 45 75 00 00

a) To receive a report on the activities of the Company

b) To receive a presentation of the audited Annual Report for adoption and to vote on a resolution for the ratification of the acts of the Supervisory Board and the Executive Management

c) To consider a proposal as to the distribution of the profit for the year, including the declaration of any dividends, or as to the covering of any loss.

d) To consider proposals by the Supervisory Board

(i) Supervisory Board proposal to authorize the Board to acquire treasury shares

(ii) Supervisory Board proposal on the authorization to issue share options and shares to employees upon amendment of Article 4(4)–(6) of the Articles of Association. According to the proposed amendment, the amount for which share options may be issued will be DKK 6,000,000 nominal value, and the new authorization will remain in force for a period of one year.

(iii) Supervisory Board proposal to authorize the amendment of Article 4(5)–(6) as a result of the resolution to reduce the share capital by a nominal value of DKK 625,080,789.

(iv) Supervisory Board proposal to appoint a new registrar by amending Article 5 (3).

(v) Supervisory Board proposal to introduce electronic communication by amending Articles 8, 9, 10, 11 and 13 and by the insertion of a new Article 26. Pursuant to section 73(5) of the Danish Public Companies Act, the notice to convene the general meeting must contain the full wording of such proposals to amend the Articles of Association.

Article 8(1) is amended to read as follows:

"General meetings in the Company shall be convened by the Supervisory Board and shall be held in the Capital Region. Notice to convene a general meeting shall be given electronically not more than four and not less than two weeks prior to the date of the meeting on the Company's website www.gn.com, in the computer information system of the Danish Commerce and Companies Agency and by

notice to the employees on the Company's Intranet. Notice to convene an extraordinary general meeting will also be announced in one or more Danish national daily newspapers. In addition, notice to convene a general meeting of the Company will be given by e-mail, cf. section 26, to any registered shareholder who has provided an e-mail address and has requested to be so notified. Regardless of a shareholder providing an e-mail address, the Company may elect at any time to convene a general meeting by ordinary mail."

Article 9(1) is amended to read as follows:

"The Annual General Meeting of shareholders shall be held every year in the months of March or April."

Article 10(1), second sentence, is amended to read as follows:

"An announcement specifying the date, hour and place of such new meeting shall be published on the Company's website, www.gn.com, on or before the day preceding the said meeting. The announcement shall also state the business to be transacted at the meeting."

Article 11(2), first sentence, is amended to read as follows:

"Any shareholder shall be entitled to attend a general meeting if he has requested to receive an admission card from the Company's registrar not later than five days prior to the general meeting or has requested to receive an admission card electronically in accordance with the procedure set out on the Company's website, www.gn.com."

Article 13(2) is amended to read as follows:

"The annual report shall be made public on the Company's website, www.gn.com, not later than eight days before the general meeting."

The following wording will be inserted as a new section VI of the Articles of Association:

"VI:Electronic communication

Article 26

(1). The Company makes use of electronic document exchange and electronic mail (electronic communication) in its communications with shareholders, cf. section 65(b) of the Danish Public Companies Act. The Company may at any time elect also to communicate by ordinary mail.

(2). The Company may use electronic communication for all announcements and documents that pursuant to the Company's Articles of Association, the Danish Public Companies Act as well as stock exchange legislation and regulations must be exchanged between the Company and the shareholders, including, by example, notices to convene annual or extraordinary general meetings along with agendas and full wordings of proposed resolutions, proxies, interim reports, annual reports, stock exchange announcements, financial calendar and prospectuses, as well as general information from the Company to the shareholders. Such documents and announcements will be posted on the Company's website, www.gn.com, and forwarded to shareholders by e-mail to the extent required.

(3). Information about system requirements and other technical requirements and about the procedure for the publication of announcements to the Company's shareholders and electronic communications with the Company will be posted on the Company's website www.gn.com.".

(vi) Supervisory Board proposal to appoint only one auditor by amending Articles 9, 15 and 25.

(vii) Supervisory Board proposal for the shareholders in general meeting to authorize the Supervisory Board to make a donation of DKK 50 million to the GN Store Nord Foundation. The authorization is subject to the Company's Supervisory Board establishing that the agreement made by the Company for the sale of GN ReSound to Phonak has been finally completed as assumed.

e) To elect members to the Supervisory Board

f) To appoint one or more state-authorized public accountants to serve as independent auditors until the Company's next Annual General Meeting.

g) Any other business.

GN

82-35034

March 23, 2007

ANNOUNCEMENT NO: 12

Sale of GN ReSound to Phonak Holding AG – Update on Approval by German Competition Authorities

On October 2, 2006 GN signed an agreement to sell GN ReSound to Phonak for a total consideration of DKK 15.5 billion in cash on a debt and cash free basis. The agreement is subject to approval by the competition authorities in a number of countries.

As previously announced Phonak has received all of the required competition authority approvals except the one from the German Federal Cartel Office (Bundeskartellamt).

In a statement of objections received by GN yesterday evening the German Federal Cartel Office expresses competition related concerns regarding the proposed transaction, which could lead to a prohibition.

The German Federal Cartel Office claims that the acquisition of GN ReSound by Phonak will result in an oligopoly (collective market dominance) in the German hearing aid market. GN is surprised by the objections communicated by the authorities and believes that competition in the German market has been and will remain intense.

The statement of objections is not a final decision and the German Federal Cartel Office will make its final decision in April. With a market share of approx. 8% of the German hearing instrument market and with less than 5% of GN's hearing instrument revenues generated in Germany, GN will continue its efforts to identify measures to close the transaction.

For further information, please contact:

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 45 75 00 00

Jens Bille Bergholdt
VP Investor Relations

GN Store Nord A/S
Tel.: +45 45 75 02 70

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